Exhibit 7

PRESENTATION OF CANDIDATES

TEMPO CAPITAL PRINCIPAL FUNDO DE INVESTIMENTO DE AÇÕES ("Tempo Capital") presents the following candidates to the Board of the Annual General Shareholders' Meeting of OI S.A. ("Company"), held on April 26, 2019, at 11:00 a.m. ("AGO"):

FISCAL COUNCIL:

For the candidate for the Fiscal Council under item "a" of Paragraph 4 of Article 4 of the Articles of Association 161 of Act No. 6,404/1976, where only holders of preferred shares shall vote, RAPHAEL MANHÃES MARTINS, as a member, and DOMENICA EISENSTEIN NORONHA, as alternate member.

/s/

TEMPO CAPITAL PRINCIPAL FUNDO DE INVESTIMENTO DE AÇÕES